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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                        Silverthorne Production Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     82845R
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Jimmy L. Boswell, 3220 S. Higuera Street, Suite 304
                        San Luis Obispo, California 93401
                                 (805) 786-2640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP No. 82845R
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Inter-American Telecommunications Holding Corporation
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (See Instructions)
      00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES
  BENEFICIALLY            24,195,384 Shares
  OWNED BY              ----------------------------------------------------
  EACH                8.  SHARED VOTING POWER
  REPORTING               -0-
  PERSON                ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          24,195,384 Shares
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          -0-
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,195,384 Shares
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                      [  ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       51.6%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (See Instructions)
       CO
  -------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.001 par value ("Common Stock"), of Silverthorne Production Company (the "Issuer").

     The  name and address of the principal executive offices of the Issuer are:

     Silverthorne Production Company
     7001 Seaview Avenue, NW, Suite 210
     Seattle, Washington 98117

ITEM 2.   IDENTITY AND BACKGROUND

I-A. (a)      Inter-American Telecommunications Holding Corporation ("ITHC").

     (b) The principal office address of ITHC is 2608 Second Avenue, Suite 108, Seattle, Washington 98120.

     (c) The principal business of ITHC was providing, carrying and reselling domestic and international long distance telephone services and products.

     (d) During the last five years, ITHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During  the  last  five  years,  ITHC  has not been a party to a civil
          proceeding  of  a  judicial  or   administrative   body  of  competent
          jurisdiction required to be reported hereunder.

     (f) ITHC is a United States corporation organized under the laws of Delaware.

I-B. (a) Jimmy Lee Boswell is President and Chief Operating Officer of ITHC and is the President and Chief Operating Officer of the Issuer.

     (b) The business address of Jimmy Lee Boswell is 3220 South Higuera Street, Suite 304, San Luis Obispo, California 93401.

     (c) The principal occupation of Jimmy Lee Boswell is as President of Aquila International Telecommunications, Inc.

     (d) During the last five years, Jimmy Lee Boswell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Jimmy Lee Boswell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  Jimmy Lee Boswell is a U.S. citizen.

I-C. (a) David G. Lucas is a director and the Chief Financial Officer of ITHC and is the Chief Financial Officer of the Issuer.

     (b) The business address of David G. Lucas is 3220 South Higuera Street, Suite 304, San Luis Obispo, California 93401.

     (c) The principal occupation of David G. Lucas is as Vice President of Finance of Aquila International Telecommunications, Inc.

     (d)  During the last five years, David G. Lucas has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, David G. Lucas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  David G. Lucas is a U.S. citizen.

I-D (a) David L. Jackson is a director and the Secretary of ITHC and is a director and the Vice President and Secretary of the Issuer.

     (b) The business address of David L. Jackson is 3707 Calle Cortejo, Rancho Santa Fe, California 92067.

     (c) The principal occupation of David L. Jackson is as the Vice President and Secretary of the Issuer and as an arbitrator in dispute resolution of commercial and labor law.

     (d)  During the last five years, David L. Jackson has not been convicted in
          a  criminal  proceeding   (excluding  traffic  violations  or  similar
          misdemeanors).

     (e) During the last five years, David L. Jackson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  David L. Jackson is a U.S. citizen.

I-E  (a)  Kevin Anderson is a director of ITHC.

     (b) The business address of Kevin Anderson is 2608 Second Avenue, Suite 108, Seattle, Washington 98120.

     (c)  The principal occupation of Kevin Anderson is as a consultant.

     (d)  During the last five years, Kevin Anderson has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Kevin Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  Kevin Anderson is a U.S. citizen.

I-F (a) Darrell H. Hughes is the Chief Executive Officer of ITHC and Chairman of the Board and the Chief Executive Officer of the Issuer.

     (b) The business address of Darrell H. Hughes is 7001 Seaview Avenue, NW, Suite 210, Seattle, Washington 98117.

     (c) The principal occupation of Darrell H. Hughes is as Chief Executive Officer of Silverthorne Production Company.

     (d) During the last five years, Darrell H. Hughes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Darrell H. Hughes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  Darrell H. Hughes is a U.S. citizen.

II-A.(a) Cognigen Corporation ("Cognigen") is a controlling corporation of ITHC.

     (b) The principal office address of Cognigen is 8711 15th Ave NW, Seattle, Washington 98117.

     (c)  The   principal   business  of  Cognigen  is  internet   marketing  of
          long-distance telecommunications services.

     (d)  During  the last five  years,  Cognigen  has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e)  During the last five years,  Cognigen  has not been a party to a civil
          proceeding  of  a  judicial  or   administrative   body  of  competent
          jurisdiction required to be reported hereunder.

     (f) Cognigen is a United States corporation organized under the laws of Nevada.

II-B (a) Kevin Anderson is a Director, President, and a controlling person of Cognigen.

     (b)  (b)-(f) See Item I-E above.

II-C (a) Laurel Anderson is a Director, Vice-President and Treasurer of Cognigen. Ms. Anderson is the spouse of Kevin Anderson.

     (b) The principal office address of Laurel Anderson is 2608 Second Avenue, Suite 108, Seattle, Washington 98121.

     (c) The principal occupation of Laurel Anderson is as a telecommunications and business agent for Cognigen.

     (d)  During the last five years,  Laurel Anderson has not been convicted in
          a  criminal  proceeding   (excluding  traffic  violations  or  similar
          misdemeanors).

     (e) During the last five years, Laurel Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  Laurel Anderson is a U.S. citizen.

II-D (a)  Peter Tilyou is Secretary of Cognigen.

     (b) The principal office address of Peter Tilyou is 2608 Second Avenue, Suite 108, Seattle, Washington 98121.

     (c)  The principal occupation of Peter Tilyou is as a consultant.

     (d)  During the last five years,  Peter Tilyou has not been  convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Peter Tilyou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

     (f)  Peter Tilyou is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Issuer and ITHC entered into a Stock Purchase and Asset Acquisition Agreement dated August 19, 1999 (attached hereto as Exhibit 1) in which the Issuer and ITHC agreed that the Issuer would acquire all of the assets owned by ITHC in order to maximize the Issuer's business development for the benefit of the Issuer and its shareholders. On August 20, 1999, the Issuer completed the first closing of the acquisition of all of the assets of ITHC in exchange for 29,242,953 shares of the Issuer's Common Stock. On November 24, 1999 ITHC transferred 150,000 shares of the Issuer's Common Stock to two persons in partial payment of a finder's fee. On December 27, 1999, the Issuer and ITHC agreed that the total number of shares of the Issuer's Common Stock that were to be issued at the first closing was 11,742,953 shares rather than 29,242,953 shares and the total number of shares to be issued at the second closing was 37,298,444 shares. As a result of ITHC's right to receive the 11,742,953 shares of the Issuer's Common Stock, the transfer of 150,000 shares of the Issuer's Common Stock and the previous sale of 12,602,431 shares of the Issuer's Common Stock to ITHC, ITHC currently owns 24,195,384, or approximately 51.6% of the Issuer's outstanding shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     As described in Item 3 above, on August 20, 1999 the Issuer and ITHC completed the first closing of the Stock Purchase and Asset Acquisition Agreement, the purpose of which was to enable the Issuer to acquire all of the assets of ITHC and, thus, enable the Issuer to commence business operations. As a result of the transaction, ITHC will ultimately own approximately 84.59% of the outstanding shares of the Issuer. ITHC plans to liquidate and to distribute the Issuer's shares to its shareholders.

     Except as stated below, ITHC has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; except that the current directors and officers of the Issuer (other than David L. Jackson) were appointed as a result of the acquisition of the assets by ITHC and except that the Issuer plans to hold an Annual Meeting of Shareholders at which the current directors and additional directors will be nominated for election;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

     (j) An action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Inter-American Telecommunications Holding Corporation ("ITHC")

     As of the date of this Schedule 13D, ITHC, which is a private company, beneficially owned 24,195,384 shares of the Common Stock of the Issuer, which constitute approximately 51.6% of the outstanding shares of the Common Stock of the Issuer. ITHC has sole voting and dispositive power over the shares.

     (b) Jimmy Lee Boswell

     As of the date of this Schedule 13D, Mr. Boswell owned approximately 2.6% of the outstanding common stock of ITHC which owned 24,195,384 shares of the Common Stock of the Issuer. Mr. Boswell disclaims beneficial ownership of the 629,080 shares which represent approximately 2.6% of the Issuer's shares owned by ITHC. In addition, Mr. Boswell is the beneficial owner of a presently exercisable option to purchase 1,600,000 shares of the Common Stock of the Issuer.

     (c) David G. Lucas

     As of the date of this Schedule 13D, Mr. Lucas owned approximately 2.6% of the outstanding common stock of ITHC which owned 24,195,384 shares of the Common Stock of the Issuer. Mr. Lucas disclaims beneficial ownership of the 629,080 shares which represent approximately 2.6% of the Issuer's shares owned by ITHC. In addition, Mr. Lucas is the beneficial owner of a presently exercisable option to purchase 1,600,000 shares of the Common Stock of the Issuer.

     (d) David L. Jackson

     As of the date of this Schedule 13D, Mr. Jackson owned approximately 3.5% of the outstanding common stock of ITHC which owned 24,195,384 shares of the Common Stock of the Issuer. Mr. Jackson disclaims beneficial ownership of the 849,893 shares which represent approximately 3.5% of the Issuer's shares owned by ITHC. In addition, Mr. Jackson is the beneficial owner of 20,000 shares of the Common Stock of the Issuer and of an option to purchase 1,600,000 shares of the Common Stock of the Issuer.

     (e) Darrell H. Hughes

     As of the date of this Schedule 13D, Mr. Hughes owned approximately 10.5% of the outstanding common stock of ITHC which owned 24,195,384 shares of the Common Stock of the Issuer. Mr. Hughes disclaims beneficial ownership of the 2,540,516 shares which represent approximately 10.5% of the Issuer's shares owned by ITHC. In addition, Mr. Hughes owns 2,000 shares of the Common Stock of the Issuer and an option to purchase 1,600,000 shares of the Common Stock of the Issuer.

     (f) Cognigen Corporation

     As of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC which owns 24,195,384 shares of the Common Stock of the Issuer. Cognigen may be deemed to beneficially own 24,195,384 shares of the Issuer or approximately 51.6% of the total outstanding Common Stock of the Issuer through Cognigen's ownership of ITHC.

     (1) Kevin Anderson

     Mr. Anderson is a controlling shareholder of Cognigen and a director of ITHC. As of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC. Cognigen may be deemed to beneficially own 24,195,384 shares of the Common Stock of the Issuer through Cognigen's ownership of ITHC. Mr. Anderson has the sole right to vote and make investment decisions on behalf of Cognigen. In addition, Mr. Anderson and members of his family are the beneficiaries of the Anderson Family Trust #1 which owned as of the date of this Schedule 13D approximately 98.9% of the outstanding common stock of Cognigen and owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. Therefore, Mr. Anderson may be deemed to beneficially own the 24,195,384 shares of the Issuer's common stock that Cognigen may be deemed to beneficially own. Mr. Anderson may be deemed to beneficially own a total of 36,195,384 shares of the Common Stock of the Issuer, or approximately 61.5% of the total outstanding Common Stock of the Issuer

     (2) Anderson Family Trust #1

     As of the date of this Schedule 13D, the Anderson Family Trust #1 owned approximately 98.9% of the outstanding common Stock of Cognigen and owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. As of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC. Cognigen may be deemed to beneficially own 24,195,384 shares of the Common Stock of the Issuer through Cognigen's ownership of ITHC. The Anderson Family Trust #1 may be deemed to beneficially own the 24,195,384 shares of the Common Stock of the Issuer held by ITHC through its ownership of Cognigen. In addition, the Anderson Family Trust #1 owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. The Anderson Family Trust #1 may be deemed to beneficially own a total of 36,195,384 shares of the Common Stock of the Issuer, or approximately 61.5% of the total outstanding Common Stock of the Issuer.

     (3) Laurel Anderson

     Ms. Anderson is the wife of Kevin Anderson. Ms. Anderson's husband is a beneficiary of the Anderson Family Trust #1 which owns approximately 98.9% of the outstanding common stock of Cognigen and owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. Cognigen may be deemed to beneficially own 24,195,384 shares of the Common Stock of the Issuer through Cognigen's ownership of ITHC. Ms. Anderson may be deemed to beneficially own the 24,195,384 shares of the Issuer's common stock that Cognigen may be deemed to beneficially own. Ms. Anderson may be deemed to beneficially own a total of 36,195,384 shares of the Common Stock of the Issuer, or approximately 61.5% of the total outstanding Common Stock of the Issuer.

     (4) Peter Tilyou

     Mr. Tilyou is Secretary of Cognigen. Mr. Tilyou is the sole trustee, but not a beneficiary of, the Anderson Family Trust #1 which owns approximately 98.9% of the outstanding common stock of Cognigen and owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. Cognigen may be deemed to beneficially own 24,195,384 shares of the Common Stock of the Issuer through Cognigen's ownership of ITHC. Mr. Tilyou may be deemed to beneficially own the 24,195,384 shares of the Issuer's common stock that Cognigen may be deemed to beneficially own. Mr. Tilyou may be deemed to beneficially own a total of 36,195,384 shares of the Common Stock of the Issuer, or approximately 61.5% of the total outstanding Common Stock of the Issuer.

     (g) Transactions in last sixty (60) days

     On August 20,1999 the Issuer completed the first closing of the acquisition of all of the assets of ITHC in exchange for shares of common stock of the Issuer. On November 24, 1999, ITHC transferred 150,000 shares of the Common Stock of the Issuer to two persons in partial payment of a finder's fee. On December 27, 1999, the Issuer and ITHC agreed that the total number of shares of the common stock of the Issuer that were to be issued at the first closing was 11,742,953 shares rather than 29,242,953 shares and therefore ITHC returned 17,500,00 shares that were acquired at the first closing to ITHC.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     There  are no  contracts,  arrangements,  understandings  or  relationships
(legal or otherwise) between the entities named in Item 2 and any person or entity with respect to any securities of the Issuer, including but not limited to, transfer of or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer, except as follows: ITHC and the Issuer are parties to that certain Stock Purchase and Asset Acquisition Agreement dated August 19, 1999 (attached hereto as Exhibit 1) and the amendment thereto dated December 27, 1999 (attached hereto as Exhibit
2).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase and Asset Acquisition Agreement by and among Silverthorne Production Company, Inter-American Telecommunications Holding Corporation, and David L. Jackson, Patricia A. Jackson, Eric J. Sundsvold and Karrie R. Jackson, C/F W.R. Jackson dated August 19, 1999.

Exhibit 2. Amendment to Stock Purchase and Asset Acquisition Agreement by and among Silverthorne Production Company, Inter-American Telecommunications Holding Corporation, and David L. Jackson, Patricia A. Jackson, Eric J. Sundsvold and Karrie R. Jackson C/F W.R. Jackson dated December 27, 1999.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2000
                                            INTER-AMERICAN TELECOMMUNICATIONS
                                            HOLDING CORPORATION


                                            By: /s/ Jimmy Lee Boswell
                                               ---------------------------------
                                                Jimmy Lee Boswell, President and
                                                Chief Operating Officer